United States securities and exchange commission logo





                          May 16, 2023

       Lynn Hutkin
       Vice President of Financial Reporting & Investor Relations
       BEL FUSE INC.
       206 Van Vorst Street
       Jersey City, New Jersey 07302

                                                        Re: BEL FUSE INC.
                                                            Registration
Statement on Form S-3
                                                            Filed on May 10,
2023
                                                            File No. 333-271817

       Dear Lynn Hutkin:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jenny
O'Shanick at 202-551-8005 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Manufacturing
       cc:                                              Alan Wovsaniker